Exhibit 8.1

SUBSIDIARIES OF THE REGISTRANT

1.	Hanwha SolarOne U.S.A. Inc. (USA)

2.	Hanwha SolarOne Investment Holding Ltd. (BVI)

3.	Hanwha SolarOne Hong Kong Limited (Hong Kong)

4.	Hanwha SolarOne (Nantong) Co., Ltd. (PRC)

5.	Hanwha SolarOne (Qidong) Co., Ltd. (PRC)

6.	Hanwha SolarOne Deutschland GmbH (Germany)

7.	Hanwha SolarOne (Shanghai) Co., Ltd. (PRC)

8.	Hanwha Solar Engineering Research and Development Center Co., Ltd. (PRC)

9.	Hanwha SolarOne Technology Co., Ltd. (PRC)

10.	Hanwha Solar Electric Power Engineering Co., Ltd. (PRC)

11.	Nantong Hanwha Import & Export Co., Ltd. (PRC)

12.	Hanwha Solar Canada Inc. (Canada)